UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. (the "Company"), as published on August 16, 2015, on the Tel-Aviv Stock Exchange Ltd. ("TASE"), according to the Israeli Securities Law and Regulations.

Re:	Immediate Report on convening an Extraordinary General Meeting of Holders of Tradable Options (Series 3)

The Company hereby submits this report to provide a notice of an Extraordinary General Meeting ("EGM") of Holders of Tradable Options (Series 3) ("Option Series 3") of the Company, which is scheduled for September 6, 2015, at 15:00 p.m., at the offices of Advocates Pearl Cohen Zedek Latzer Baratz, 1 Azrieli Center, Round Tower, 18th floor, Tel Aviv.

1.	Agenda

1.1.	Transition to reporting under SEC regulations

Approving the Company's transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, 5728 - 1968 (the "Israeli Securities Law") to the reporting format in accordance with the U.S Securities Exchange Act of 1934 (the "U.S. Securities Law"), in accordance with Chapter E3 of the Israeli Securities Law.

Following the issuance and listing of American Depositary Shares (ADSs) and warrants exercisable for ADSs in the U.S., as reported by the Company on May 12 and 15, 2015 on TASE and Israel Securities Authority (the "ISA") websites, reference numbers: 2015-01-018015 and 2015-01-020283, it is proposed that the Company transition from the reporting format in accordance with Chapter F of the Israeli Securities Law, to the reporting format in accordance with Chapter E3 of the Israeli Securities Law and its Regulations (i.e., in accordance with the U.S. Securities Law) subject to Section 32FF of the Israeli Securities Law. Following the transition, the Company will file with TASE and ISA identical reports filed with the Securities and Exchange Commission (the "SEC").

2.	General provisions regarding the General Meeting

2.1.	The Record Date

The Company hereby gives notice that holders of Option Series 3 on August 24, 2015, (the "Record Date") will be entitled to participate in the EGM and vote therein personally or by proxy, subject to a letter of appointment or a copy thereof to the satisfaction of the Company's Board of Directors, which will be deposited in the Company’s offices no later than 48 hours prior to the scheduled time of the commencement of the meeting.

In addition, an unregistered Option Series 3 holder is entitled to vote in the EGM via an electronic voting ballot that will be delivered to the Company through the electronic voting system.

2.2.	Legal quorum and adjourned meeting

No business shall be transacted at any general meeting unless a legal quorum is present within half an hour from the time scheduled for its opening. The presence, in person or by proxy, of at least two Option Series 3 holders, holding, solely or in the aggregate, at least 25% of the issued Option Series 3 of the Company, shall constitute a legal quorum.

If within half an hour from the time scheduled for the meeting a legal quorum is not present, the meeting shall stand adjourned to the next business day and will be held in the same place and at the same time. At the adjourned meeting any number of holders regardless of the amount of their holding in the Company, shall constitute a legal quorum.

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2.3.	Required majority

The required majority for the purpose of approving resolution no. 1.1 of the agenda is in accordance with Article 32FF of the Israeli Securities Law that is the majority of the holders participating in the vote, excluding the controlling holders in the Company. As of the date of this report there are no controlling holders in the Company.

3.	Review of documents:

Holders may review documents relating to the agenda at the Company’s offices at the following address: 14 Einstein St., Ness Ziona, 74036, during regular business hours, upon prior scheduling, and at the ISA and TASE websites, www.magna.isa.gov.il and www.maya.tase.co.il, respectively.

Sincerely,

BiondVax Pharmaceuticals Ltd.
Signed by:
Dr. Ron Babecoff, CEO and Director
Uri Ben Or, CFO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 17, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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